Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statements of BioHiTech Global, Inc. on Form S-3 (File Nos. 333-225999 and 333-229093) and Form S-8 (File No. 333-225555) of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated May 22, 2020, with respect to our audits of the consolidated financial statements of BioHiTech Global, Inc. and Subsidiaries as of December 31, 2019 and 2018 and for the years then ended, which report is included in this Annual Report on Form 10-K of BioHiTech Global, Inc. for the year ended December 31, 2019.

Our report on the consolidated financial statements refers to a change in the method of accounting for leases in 2019 due to the adoption of ASU No. 2016-02, Leases (Topic 842), as amended, effective January 1, 2019 using the modified retrospective approach.

/s/ Marcum llp

Marcum llp

Melville, NY

May 22, 2020